Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter and Six-Month Period

Ended June 30, 2020

Glyfada, Greece, September 25, 2020, Globus Maritime Limited (“Globus,” the “Company,” “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the six-month period ended June 30, 2020.

Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2020	2019	2020	2019
Total revenues	2,299	3,399	4,589	6,942
Adjusted EBITDA (1)	(783)	110	(2,447)	485
Total comprehensive loss	(4,197)	(3,001)	(13,199)	(3,473)
Basic loss per share (2)	(0.39)	(0.74)	(1.58)	(0.95)
Daily Time charter equivalent rate (TCE) (3)	3,778	5,985	3,016	6,358
Average operating expenses per vessel per day	4,353	4,898	4,437	4,767
Average number of vessels	5.0	5.0	5.0	5.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to total comprehensive loss and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the six-month period ended June 30, 2020 was 8,339,137 compared to 3,642,256 shares for the six-month period ended June 30, 2019. The weighted average number of shares for the three-month period ended June 30, 2020 was 10,861,371 compared to 4,070,153 shares for the three-month period ended June 30, 2019.
(3)	Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 12.3 Years as of June 30, 2020					300,571

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Management Commentary

The first half of 2020 was a challenging period because the Company experienced a weak spot market due to a mixture of seasonal weakness as well as the effects of the coronavirus pandemic that affected the shipping industry. The dry bulk market started improving in later part of the second quarter of 2020 from the lows we saw earlier in the year.

It was at this time that we successfully tapped the capital markets and completed offerings and private placements, raising significant capital.  We also initiated discussions for debt financing to support potential vessel acquisitions, when and if we wanted to do so. As of today, we have enough cash and believe that we have debt financing support to be able to acquire additional vessels, if we choose.  After completion of the capital markets activities, we inspected the technical and commercial capabilities of about half a dozen vessels in order to ascertain whether any of them would be appropriate to acquire but determined not to move forward with any of them.  We are inspecting vessels, however, there can be no assurance that any of the acquisitions we have been considering or will consider will occur.

When deciding whether to purchase a vessel, we make a financial and commercial analysis of the potential acquisition; we do not just buy a vessel only to increase the number of vessels on the water we own and operate.  If we believe a vessel has the right technical and commercial aspects and we expect that the market (in addition to a calculated residual value) can support certain returns we target, then we will consider such acquisition.

Additionally, the company also elected to lower and pay off some of our high-interest and convertible debt as we move forward with a stronger balance sheet.

We are pleased that the company today is financially strong, with cash on hand, and we look into the future with resolve to thrive and potentially expand.

We have been fortunate to have good onboard personnel. Our focus and concentrated operational efforts are towards them. Due to the coronavirus pandemic and the associated travel restrictions and quarantines, it is very difficult for seafarers to embark and disembark from vessels. This has kept a lot of them away from their families and loved ones. We realize that it is an industry-wide problem, which we hope will be resolved soon with the intervention of governments and regulators. In the meantime, we are doing our best to support our onboard personnel and look after their wellbeing and safety with all means we have available.

Management Discussion and Analysis of the Results of Operations

Recent Developments

Convertible Note

On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waived the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and did not require the Company to repay the Convertible Note until March 13, 2021. The Convertible Note was fully repaid in June 2020.

Firment Shipping Inc.

On May 8, 2020, the Company and Firment Shipping Inc. agreed to enter into an amended and restated agreement. The final maturity of the Firment Shipping Credit Facility was extended to October 31, 2021 and the available amount to be drawn under this Facility increased to $14.2 million. The outstanding amount under the Firment Shipping Credit Facility was fully repaid on July 27, 2020.

Receipt of Nasdaq Notice of Deficiency

On March 6, 2020, the Company received written notification from The Nasdaq Stock Market dated March 2, 2020, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until August 31, 2020, but citing extraordinary market conditions, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission which, with effect from April 16, 2020, tolled the listing process until July 1, 2020. Consequently, the Company’s compliance period has effectively been extended until November 12, 2020. The Company intends to monitor the closing bid price of its common stock between now and November 12, 2020 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

Issuance of the Series B preferred shares

On June 12, 2020, the Company entered into a stock purchase agreement and issued 5,000 of our newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates(whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.0% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B preferred shares are not convertible into common shares or any other security. They are not redeemable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors. Finally, in the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

In July 2020, we issued an additional 25,000 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar for dollar basis, the amount payable as compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%. The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

Public Offerings

On June 22, 2020, the Company issued 34,285,714 units in an underwritten public offering at a price of $0.35 per unit. Each unit consisted of one common share and one Class A warrant to purchase one common share (a “Class A Warrant”) and immediately separated upon issuance. In addition, the Company granted to Maxim Group LLC a 45-day option to purchase up to an additional 5,142,857 common shares (or pre-funded warrants in lieu thereof) and up to 5,142,857 Class A warrants. At the time of the closing, the underwriters exercised and closed on part of their overallotment option and purchased an additional 5,139,286 Common Shares and 5,139,286 Class A Warrants.

The pre-funded warrants are exercisable at any time after their original issuance until exercised in full. The Class A Warrants are exercisable at any time after their original issuance up to the date that is (a) five years after their original issuance. Each of the pre-funded warrants and the Class A Warrants will be exercisable, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. The Company may be required to pay certain amounts as liquidated damages as specified in the warrants in the event it does not deliver common shares upon exercise of the warrants within the time periods specified in the warrants.

On June 30, 2020, the Company issued 45,850,000 of its common shares in a registered direct offering and 45,850,000 warrants (“PP Warrants”) in a concurrent private placement for a purchase price of $0.27 per common share and June PP Warrant. The exercise price of each June PP Warrant is $0.30 per share.

The PP Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six-month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

On July 21, 2020, the Company issued 83,333,333 of its common shares in a registered direct offering and 83,333,333 of its July PP Warrants to purchase common shares in a concurrent private placement for a purchase price of $0.18 per common share and July PP Warrant. The exercise price of each July PP Warrant is $0.18 per share. Concurrently with this offering the exercise price of the June PP Warrants was reduced to $0.18 per share.

The PP Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six-month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

From June 22, 2020 till today, the Company issued 555,000 common shares pursuant to exercises of outstanding Class A Warrants. As of September 25, 2020, no PP Warrants had been exercised.

LIBOR will be replaced as the reference rate under debt obligations

On July 27, 2017, the UK Financial Conduct Authority announced that it would phase out LIBOR by the end of 2021. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with their cost-of-funds rate. Certain of the Company’s existing financing arrangements, provide for the use of replacement rates if LIBOR is discontinued. The Company is in the process of evaluating the impact of LIBOR discontinuation. While it cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, the interest payable on debt could be subject to volatility and the lending costs could increase, which would have an adverse effect on the Company’s profitability, earnings and cash flow.

Results of Operations

Second quarter of the year 2020 compared to the second quarter of the year 2019

Total comprehensive loss for the second quarter of the year 2020 amounted to $4.2 million or $0.39 basic and diluted loss per share based on 10,861,371 weighted average number of shares, compared to total comprehensive loss of $3 million for the same period last year or $0.74 basic and diluted loss per share based on 4,070,153 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the second quarter of 2020 compared to the second quarter of 2019 (expressed in $000’s):

2nd Quarter of 2020 vs 2nd Quarter of 2019

Net loss for the 2nd quarter of 2019	(3,001)
Decrease in voyage revenues	(1,100)
Decrease in Voyage expenses	95
Decrease in Vessels operating expenses	248
Decrease in Depreciation	666
Decrease in Depreciation of dry docking costs	91
Increase in Total administrative expenses	(96)
Decrease in Other income, net	(42)
Decrease in Interest income	(8)
Decrease in Interest expense and finance costs	474
Decrease in Gain on derivative financial instruments	(1,522)
Increase in Foreign exchange losses	(2)
Net loss for the 2nd quarter of 2020	(4,197)

Voyage revenues

During the three-month period ended June 30, 2020 and 2019, our Voyage revenues reached $2.3 million and $3.4 million respectively. The 32% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the second quarter of 2020 compared to the same period in 2019. Daily Time Charter Equivalent rate (TCE) for the second quarter of 2020 was $3,778 per vessel per day against $5,985 per vessel per day during the same period in 2019 corresponding to a decrease of 37%.

Voyage expenses

Voyage expenses reached $0.6 million during the second quarter of 2020 compared to $0.7 during the same period in 2019. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the second quarter of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Commissions	29	47
Bunkers expenses	545	552
Other voyage expenses	6	76
Total	580	675

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.2 million or 9% to $2 million during the three-month period ended June 30, 2020 compared to $2.2 million during the same period in 2019. The breakdown of our operating expenses for the quarters ended June 30, 2020 and 2019 was as follows:

	2020	2019
Crew expenses	55%	54%
Repairs and spares	18%	21%
Insurance	9%	5%
Stores	9%	11%
Lubricants	6%	5%
Other	3%	4%

Average daily operating expenses during the three-month periods ended June 30, 2020 and 2019 were $4,353 per vessel per day and $4,898 per vessel per day respectively, corresponding to a decrease of 11%. This decrease is mainly attributed to the decrease of Crew traveling expenses as due to COVID-19 there are restrictions on travelling on many jurisdictions and it is increasingly hard, if not restrictive, for our crews to be relieved by new crew members.

Depreciation

Depreciation charge during the second quarter of 2020 reached $0.5 million compared to $1.2 million during the same period in 2019. This is mainly attributed to the impairment loss of $4.6 million and $29.9 million we recognized in the 1st quarter of 2020 and in December 2019, respectively, as the recoverable amounts of the vessels were lower than their respective carrying amounts.

Interest expense and finance costs

Interest expense and finance costs reached $1.1 million for the second quarter of 2020 compared to $1.6 million for the same period of 2019. Interest expense and finance costs for the second quarter of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Interest payable on long-term borrowings	1,002	722
Bank charges	7	6
Operating lease liability interest	11	26
Amortization of debt discount	71	221
Other finance expenses	2	592
Total	1,093	1,567

Other finance expenses for the second quarter of 2019 include approximately $0.6 million that were the loan prepayment fee and expenses relating to the prepayment of Macquarie Loan Agreement.

First half of the year 2020 compared to the first half of the year 2019

Total comprehensive loss for the first half of the year 2020 amounted to $13.2 million or $1.58 basic and diluted loss per share based on 8,339,137 weighted average number of shares, compared to total comprehensive loss of $3.5 million for the same period last year or $0.95 basic and diluted loss per share based on 3,642,256 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss during the first half of 2020 compared to the first half of 2019 (expressed in $000’s):

1st half of 2020 vs 1st half of 2019

Net loss for the 1st half of 2019	(3,473)
Decrease in voyage revenues	(2,353)
Increase in Voyage expenses	(788)
Decrease in Vessels operating expenses	276
Decrease in Depreciation	1,172
Decrease in Depreciation of dry docking costs	54
Decrease in Total administrative expenses	11
Increase in Impairment loss	(4,615)
Decrease in Other income, net	(78)
Increase in Interest income	3
Decrease in Interest expense and finance costs	36
Decrease in Gain on derivative financial instruments	(3,440)
Increase in Foreign exchange losses	(4)
Net loss for the 1st half of 2020	(13,199)

Voyage revenues

During the six-month period ended June 30, 2020 and 2019, our Voyage revenues reached $4.6 million and $6.9 million respectively. The 34% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first half of 2020 compared to the same period in 2019. Daily Time Charter Equivalent rate (TCE) for the first half of 2020 was $3,016 per vessel per day against $6,358 per vessel per day during the same period in 2019 corresponding to a decrease of 53%, which is attributed to the outbreak of COVID-19 virus.

Voyage expenses

Voyage expenses reached $2 million during the first half of 2020 compared to $1.2 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first half of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Commissions	61	93
Bunkers expenses	1,825	965
Other voyage expenses	89	129
Total	1,975	1,187

Bunkers expenses for the six-month period ended June 30, 2020 reached $1.8 million compared to $1 million for the same period in 2019. This increase is attributed to the more expensive low sulphur fuel we needed to procure for our vessels in order to comply with the IMO’s low sulphur fuel oil requirement, which cuts sulphur levels from 3.5% to 0.5% and became effective as of January 1, 2020. Another factor that contributed to the increase was the considerably longer periods that our vessels were travelling seeking employment due to the decrease of demand, which is attributed to the outbreak of COVID-19 virus.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4 million during the first half of 2020 compared to $4.3 million during the same period last year. The breakdown of our operating expenses for the six-month period ended June 30, 2020 and 2019 was as follows:

	2020	2019
Crew expenses	56%	55%
Repairs and spares	18%	19%
Insurance	8%	7%
Stores	10%	10%
Lubricants	5%	5%
Other	3%	4%

Average daily operating expenses during the six-month periods ended June 30, 2020 and 2019 were $4,437 per vessel per day and $4,767 per vessel per day respectively, corresponding to a decrease of 7%. This is partly attributed to the decrease of Crew traveling expenses as due to COVID-19 there are restrictions on travelling on many jurisdictions and it is increasingly hard, if not restrictive, for our crews to be relieved by new crew members.

Depreciation

Depreciation charge during the first half of 2020 reached $1.2 million compared to $2.3 million during the same period in 2019. This is mainly attributed to the impairment loss of $4.6 million and $29.9 million we recognized in the 1st quarter of 2020 and in December 2019, respectively, as the recoverable amounts of the vessels were lower than their respective carrying amounts.

Impairment loss

During the 1st quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their respective carrying amounts and recognized an impairment loss of $4.6 million.

Interest expense and finance costs

Interest expense and finance costs reached $2.2 million during the first half of 2020 compared to $2.3 million in 2019. Interest expense and finance costs for the first half of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Interest payable on long-term borrowings	2,061	1,343
Bank charges	12	14
Operating lease liability interest	23	26
Amortization of debt discount	141	250
Other finance expenses	5	645
Total	2,242	2,278

As of June 30, 2020, and 2019 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.8 million and of $42.8 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the weighted interest rate from 6.7% during the first half of 2019 to 10.1% for the same period in 2020. Other finance expenses for the first half 2019 include approximately $600 that were the loan prepayment fee and expenses relating to the prepayment of Macquarie Loan Agreement.

Gain/(Loss) on derivative financial instruments

The loss on the derivative financial instruments is mainly attributed to the conversions and the repayment of the “Convertible Note”. Further to the conversion clause included into the Convertible Note during the 1st half of 2020 a total amount of approximately $1,168, principal and accrued interest, was converted to share capital with the conversion price of $1 per share and a total number of 1,167,767 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive loss. Furthermore, with the repayment of the Convertible Note on June 25, 2020, we recognized a loss of $1.3 million in the consolidated statement of comprehensive loss.

Liquidity and capital resources

As of June 30, 2020 and 2019, our cash and bank balances and bank deposits (including restricted cash) were $20.7 and $4.8 million respectively.

Net cash used in operating activities for the three-month period ended June 30, 2019 was $2 million compared to $0.7 million during the respective period in 2019. The decrease in our cash from operations was mainly attributed to the decrease in our Voyage revenues from $3.4 million during the second quarter of 2019 to $2.3 million during the three-month period under consideration.

Net cash used in operating activities for the six-month period ended June 30, 2020 was $4 million compared to $1.8 million during the respective period in 2019. The increase in our cash used in operating activities was mainly attributed to the decrease in our Voyage revenues from $6.9 million during the first half of 2019 to $4.6 million during the six-month period under consideration.

Net cash generated from financing activities during the three-month and six-month period ended June 30, 2020 and 2019 were as follows:

	Three months ended June 30,		Six months ended June 30,
In $000’s	2020	2019	2020	2019
Proceeds from loans	-	37,800	-	43,700
Proceeds from issuance of share capital	24,207	-	24,207	-
Proceeds from issuance of warrants	194	-	194	-
Transaction costs on issue of new common shares	(532)	-	(532)	-
Prepayment of long term debt	(2,240)	(33,833)	(2,240)	(33,833)
Repayment of long term debt	-	(694)	-	(1,830)
Restricted cash	(446)	(659)	(83)	(809)
Payment of financing costs	-	(880)	-	(880)
Repayment of lease liability	-	(30)	-	(30)
Interest paid	(1,259)	(1,253)	(1,728)	(1,833)
Net cash generated from financing activities	19,924	451	19,818	4,485

As of June 30, 2020 and 2019 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.8 million and of $42.8 million respectively gross of unamortized debt discount.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
(in thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	2,299	3,399	4,589	6,942
Total Revenues	2,299	3,399	4,589	6,942

Voyage expenses	(580)	(675)	(1, 975)	(1,187)
Vessel operating expenses	(1,981)	(2,229)	(4,038)	(4,314)
Depreciation	(543)	(1,209)	(1,176)	(2,348)
Depreciation of dry docking costs	(365)	(456)	(856)	(910)
Administrative expenses	(426)	(364)	(820)	(827)
Administrative expenses payable to related parties	(92)	(60)	(184)	(188)
Share-based payments	(10)	(10)	(20)	(20)
Impairment loss	-	-	(4,615)	-
Other income, net	7	49	1	79
Operating loss	(1,691)	(1,555)	(9,094)	(2,773)
Interest income	1	9	12	9
Interest expense and finance costs	(1,093)	(1,566)	(2,242)	(2,278)
Gain / (Loss) on derivative financial instruments	(1,374)	148	(1,868)	1,572
Foreign exchange losses, net	(40)	(37)	(7)	(3)
Total finance costs, net	(2,506)	(1,446)	(4,105)	(700)
Total comprehensive loss for the period	(4,197)	(3,001)	(13,199)	(3,473)

Basic & diluted loss per share for the period(1)	(0.39)	(0.74)	(1.58)	(0.95)
Adjusted EBITDA (2)	(783)	110	(2,447)	485

(1) The weighted average number of shares for the six-month period ended June 30, 2020 was 8,339,137 compared to 3,642,256 shares for the six-month period ended June 30, 2019. The weighted average number of shares for the three-month period ended June 30, 2020 was 10,861,371 compared to 4,070,153 shares for the three-month period ended June 30, 2019.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive loss and net cash used in operating activities for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Total comprehensive loss for the period	(4,197)	(3,001)	(13,199)	(3,473)
Interest and finance costs, net	1,093	1,566	2,242	2,278
Interest income	(1)	(9)	(12)	(9)
Gain / (Loss) on derivative financial instruments	1,374	(148)	1,868	(1,572)
Foreign exchange losses, net	40	37	7	3
Depreciation	543	1,209	1,176	2,348
Depreciation of dry docking costs	365	456	856	910
Impairment loss	-	-	4,615	-
Adjusted EBITDA	(783)	110	(2,447)	485
Share-based payments	10	10	20	20
Payment of deferred dry docking costs	(493)	(128)	(493)	(481)
Net decrease/(increase) in operating assets	440	234	365	(901)
Net decrease in operating liabilities	(1,159)	(854)	(1,414)	(873)
Provision for staff retirement indemnities	2	(64)	3	(63)
Foreign exchange (losses) net, not attributed to cash & cash equivalents	(10)	(3)	(3)	(5)
Net cash used in operating activities	(1,993)	(695)	(3,969)	(1,818)

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash used in operating activities	(1,993)	(695)	(3,969)	(1,818)
Net cash generated from/(used in) investing activities	1	(4)	12	(4)
Net cash provided by financing activities	19,924	451	19,818	4,485

	As of June 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2020	2019
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	43,167	48,242
Other non-current assets	1,852	1,925
Total non-current assets	45,019	50,167
Cash and bank balances and bank deposits	19,495	3,551
Other current assets	1,573	1,938
Total current assets	21,068	5,489
Total assets	66,087	55,656
Total equity	21,524	9,879
Total debt net of unamortized debt discount	36,706	37,746
Other liabilities	7,857	8,031
Total liabilities	44,563	45,777
Total equity and liabilities	66,087	55,656

Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2019	21	145,506	(135,648)	9,879
Loss for the period	-	-	(13,199)	(13,199)
Issuance of common stock due to conversion	5	810	-	815
Issuance of new common shares	341	23,866	-	24,207
Issuance of new common shares due to exercise of Warrants	2	192	-	194
Issuance of Class B preferred shares	-	150	-	150
Transaction costs on issue of new common shares	-	(532)	-	(532)
Share-based payments	-	10	-	10
As at June 30, 2020	369	170,002	(148,847)	21,524

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Ownership days (1)	455	455	910	905
Available days (2)	455	455	867	905
Operating days (3)	448	438	856	887
Fleet utilization (4)	98.5%	96.4%	98.8%	98%
Average number of vessels (5)	5.0	5.0	5.0	5.0
Daily time charter equivalent (TCE) rate (6)	3,778	5,985	3,016	6,358
Daily operating expenses (7)	4,353	4,898	4,437	4,767

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Voyage revenues	2,299	3,399	4,589	6,942
Less: Voyage expenses	580	675	1,975	1,187
Net revenues	1,719	2,724	2,614	5,755
Available days net of bareboat charter days	455	455	867	905
Daily TCE rate (1)	3,778	5,985	3,016	6,358

(1)	Subject to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 12.3 years as of June 30, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com